March 30, 2021

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Krebs

Re:	Red Cat Holdings, Inc.
Registration Statement on Form S-1
Filed February 25, 2021
File No. 333-253491

Dear Ms. Krebs:

On behalf of Red Cat Holdings, Inc., a Nevada corporation (the “Company”), we are herewith filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the "Amendment”) in response to the oral comment received from the Commission on March 10, 2021, with reference to the Company’s Registration Statement on Form S-1 (File No. 333-253491) (the “Registration Statement”), filed with the Commission on February 25, 2021. The Registration Statement has also been updated by Amendment to include unaudited consolidated financial statements for the Company’s nine-month period ended January 31, 2021 and related information.

In addition to the Amendment, the Company responds to the Commission's oral comment as follows:

Oral Comment: We note the Company’s reported acquisition of Rotor Riot, LLC (“Rotor Riot”), effective as of January 23, 2020. Please advise us whether, if required, at least nine months of Rotor Riot’s operating results are included in the Company’s audited consolidated financial statements included in the Registration Statement for the year ended April 30, 2020. We further note the Company’s reported pending acquisition of Sypersonic, Inc. (“Skypersonic”). Please advise us whether separate financial statements for Skypersonic are required in the Registration Statement. Refer to Rules 8-04 and 8-05 of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”), and Section 2000 of the Commission’s Financial Reporting Manual.

Response: The main requirements regarding the inclusion of the financial statements of an acquired business in filings of a “smaller reporting company” are set forth in Rule 8-04 of Regulation S-X. In addition to financial statements, pro forma financial information complying with Rule 8-05 of Regulation S-X must be included when a material acquisition would trigger the need for acquired business financial statements under Rule 8-04. In order to determine what financial information is required, a company needs to apply three significance tests set forth under Rule 8-04. These tests include:

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•	The asset test, which compares the acquirer’s share of the acquired business’s total assets to the acquirer’s consolidated total assets;

•	The investment test, which compares the purchase price of the acquired business to the acquirer’s consolidated total assets; and

•	The income test, which compares the acquirer’s equity in the acquired business’s income from continuing operations before income taxes, extraordinary items, and cumulative effect of a change in accounting principles to the income of the acquirer.

For each test, generally, the acquirer’s and the target’s most recent annual audited financial statements are used. Several threshold significance levels trigger various financial statement filing requirements for a “smaller reporting company,” as follows:

•	Below 20% significance level: If the acquired business does not exceed 20% of any of the three significance criteria, there is no requirement to include audited or interim financial statements;

•	20% significance level: If the acquired business exceeds 20% of any of the three significance criteria, audited financial statements for the most recent fiscal year of the acquired business must be included and for the latest required unaudited interim period that precedes the acquisition and the corresponding unaudited interim period of the preceding year; and

•	40% significance level: If the acquired business exceeds 40% of any of the three criteria, audited financial statements for the two most recent fiscal years of the acquired business must be included and for the latest required unaudited interim period that precedes the acquisition and the corresponding unaudited interim period of the preceding year.

In addition, a significance level of 50% or more triggers additional requirements for inclusion of the financial statements of a significant business for completed or probable acquisitions in a registrant’s registration statement.

Rotor Riot Acquisition

The Company’s consummation of the Rotor Riot acquisition was effective as of January 23, 2020. Following the acquisition, as required under Item 9.01 of Form 8-K, on April 9, 2020, the Company filed with the Commission: (a) audited financial statements for Rotor Riot for the years ended December 31, 2019 and 2018, and (b) pro forma unaudited combined statements of operations for the combined companies the fiscal year ended April 30, 2019 and for the nine months ended January 31, 2020. Subsequently, on August 13, 2020, the Company filed its Annual Report on Form 10-K for the fiscal year ended April 30, 2020, which included audited consolidated financial statements for the Company and its subsidiaries for the years ended April 30, 2020 and 2019. The Registration Statement includes those audited consolidated financial statements of the Company.

Under Rule 8-04 of Regulation S-X, and related guidance, if the acquisition of Rotor Riot was at the 50% significance level under any of the three significance tests, at least nine months of Rotor Riot’s operating results must be included in the Company’s audited consolidated financial statements included in the Registration Statement. If not, Rotor Riot’s financials, and applicable proforma information, would need to be separately provided. The Company has determined that (a) Rotor Riot was at the 50% significance level under the revenue component of the income test, and (b) nine months of Rotor Riot’s operating results are not included in the Company’s audited consolidated financial statements included in the Registration Statement. Therefore, the Company has included in the Amendment: (a) audited financial statements for Rotor Riot for the years ended December 31, 2019 and 2020, and (b) pro forma unaudited combined statements of operations for the combined companies the fiscal year ended April 30, 2020, and for the nine months ended January 31, 2020.

Skypersonic Acquisition

On February 11, 2021, the Company and Skypersonic entered into an agreement pursuant to which, subject to the satisfaction of certain closing conditions, the Company will acquire Skypersonic. The entry into this agreement was reported by the Company in a Form 8-K dated February 11, 2021, filed with the Commission on February 17, 2021. Although the Skypersonic acquisition has not yet closed, under Rule 8-04 of Regulation S-X, and related guidance, if the acquisition is “probable,” separate financial statements for Skypersonic, and applicable pro forma financial information, may be required in the Registration Statement under certain circumstances. Here, again, the Company needs to perform the three significance tests to determine the acquisition’s significance level. If the acquisition of Skypersonic will be at the 50% significance level under any of the three significance tests, separate financial statements and pro forma financial information for Skypersonic must be separately provided.

The Company has performed the three significance tests and determined that the acquisition of Skypersonic will not reach the 50% significance level under any of the three significance tests. Therefore, separate financial statements and pro forma financial information for Skypersonic are not required to be included in the Registration Statement. Skypersonic does not currently have audited financial statements. Therefore, for the purposes of conducting the significance tests, the Company compared information in its audited consolidated financial statements for the year ended April 30, 2020, to information in Skypersonic’s unaudited financial statements for its fiscal year ended December 31, 2020. The results of the three tests were as follows:

Asset Test

Under the total asset test, the acquirer’s share of the acquired business’s total assets are compared to the acquirer’s consolidated total assets. As of April 30, 2020, the Company’s total assets were $2,808,264. As of December 31, 2020, Skypersonic’s total assets were $888,864. Therefore, the Company’s consolidated total assets, taking into account the acquisition of Skypersonic, are $3,697,128. Skypersonic’s total assets as of the measurement date only represent 24% of the Company’s consolidated total assets. As a result, under the total asset test, the Company’s acquisition of Skypersonic does not reach the significance level required to trigger the requirement to include separate financial statements and pro forma financial information for Skypersonic in the Registration Statement.

Investment Test

Under the investment test, the purchase price of the acquired business is compared to the acquirer’s consolidated worldwide market value. It is anticipated that, upon consummation of the acquisition, the Company’s investment in Skypersonic will be $3,500,000. The Company’s total market value, as calculated as required by the test, was $77,949,200. Therefore, the Company’s investment in Skypersonic only represents 4% of the Company’s total market value as of the required measurement dates. As a result, under the investment test, the Company’s acquisition of Skypersonic also does not reach the significance level required to trigger the requirement to include separate financial statements and pro forma financial information for Skypersonic in the Registration Statement.

Income Test

Under the income test, the acquirer’s equity in the acquired business’s income from continuing operations before income taxes, extraordinary items, and cumulative effect of a change in accounting principles is compared to the income of the acquirer. Under the net income component of the test, as of the measurement dates, the Company’s net loss was $(1,601,931), Skypersonic’s net loss was $(449,739), and the consolidated net loss for the combined company was $(2,051,670). Therefore, Skypersonc’s net loss only represented 22% of the companies’ combined net loss. Under the revenue component of the test, as of the measurement dates, the Company’s revenue was $403,940, Skypersonic’s revenue was $395,965, and the consolidated revenue for the combined company was $799,905. Therefore, Skypersonc’s revenue represented less than 50% of the companies’ combined revenue. As a result, under the pre-tax income test, the Company’s acquisition of Skypersonic also does not reach the significance level required to trigger the requirement to include separate financial statements and pro forma financial information for Skypersonic in the Registration Statement.

The Company and its management are aware of their responsibility for the accuracy and adequacy of their disclosures in all filings with the Commission, notwithstanding any review, comments, action or absence of action by the staff.

The Company respectfully submits the foregoing response to the Commission’s oral comment together with the Amendment. We hope the filing addresses the oral comment of the Commission. If we can provide any further information or assistance, please do not hesitate to contact Eric C. Mendelson, counsel to the Company, by telephone, at: (917) 538-1775, or by e-mail, at: emendelson@cronelawgroup, or Joseph Hernon, the Company’s Chief Financial Officer, by telephone, at: 603-686-4963, or by e-mail, at: joseph@redcat.red.

Sincerely,

/s/ The Crone Law Group, P.C.

The Crone Law Group, P.C.

cc: Joseph Hernon